UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              SILICON GAMING, INC.
    ------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, par value $.001
    ------------------------------------------------------------------------
                         (Title of class of securities)

                                    827054107
    ------------------------------------------------------------------------
                                 (CUSIP number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA 02482-7910
                                 (781) 283-8500
    ------------------------------------------------------------------------

 (Name, address and telephone number of person authorized to receive notices and communications)

                                November 24, 1999
    ------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

                                  SCHEDULE 13D
CUSIP NO. 827054107                       PAGE 2 OF 11 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,066,460
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,066,460
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,066,460
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                       PAGE 3 OF 11 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,066,460
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,066,460
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,066,460
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                       PAGE 4 OF 11 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        1,066,460
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     1,066,460
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,066,460
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 827054107                       PAGE 5 OF 11 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") should be read in conjunction with the Schedule 13D dated May 7, 1998 ("Schedule 13D"), Amendment No. 1 dated June 11, 1998 ("Amendment No. 1"), Amendment No. 2 dated July 8, 1998 ("Amendment No. 2"), Amendment No. 3 dated November 3, 1998 ("Amendment No. 3"), and Amendment No. 4 dated July 22, 1999, ("Amendment No. 4") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 5 amends the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment No. 1 and Amendment No. 2.

     This filing of Amendment No. 5 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to shares of common stock, $.001 par value (the "Common Stock") of Silicon Gaming, Inc. (the "Company"). The principal executive offices of the Company are located at 2800 West Bayshore Road, Palo Alto, CA 94303.

                                  SCHEDULE 13D
CUSIP NO. 827054107                       PAGE 6 OF 11 PAGES

ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Item 3 is amended by adding the following paragraph as the last paragraph:

     B III Capital Partners, L.P. ("B III") held Senior Notes of the Company in an aggregate principal amount of $47.25 million (the "Senior Notes"). Effective November 24,1999, B III exchanged $39.75 million of the Senior Notes for Series D Convertible Preferred Stock ("Series D Preferred Stock") which stock will be convertible into 174,289,127 shares of Common Stock upon the approval and effectiveness of an amendment to the Company's Articles of Incorporation authorizing additional shares of Common Stock sufficient to permit such conversion. To comply with applicable gaming laws, if B III seeks to convert shares of Series D Preferred Stock that would, following such conversion, cause B III to own in excess of 4.9% of the outstanding Common Stock, such conversion requires 65 days notice to the Company. In addition, conversion of Series D Preferred Stock may require DDJ and B III to seek prior approval or make certain prior filings with certain state gaming authorities. Further, ownership of such shares of Common Stock may subject DDJ and B III to regulatory approval under applicable state gaming control laws. Neither B III nor DDJ has sought or received such approval or made filings to permit such conversion. The Shares of Series D Preferred Stock are non-voting; provided, however, that a holder of the Series D Preferred Stock will have the right to vote the number of shares of Common Stock into which all of such holder's shares of Series D Preferred Stock are convertible, as a class with the other holders of Common Stock and not as a separate class, only if such holder has first received all prior approvals required under applicable gaming laws for conversion of all of the shares of Series D Preferred Stock held by such holder and complied with any filing requirements prerequisite to such holder's conversion of all of the shares of Series D Preferred Stock held by such holder.

     Effective November 24, 1999, the Funds acquired a warrant (the "Series E Warrant") to purchase 60,807.731 shares of Series E Convertible Preferred Stock (the "Series E Preferred Stock"). The Series E Preferred Stock is convertible into 60,807,731 shares of Common Stock, in the same manner as the Series D Preferred Stock. The Series E Preferred Stock has identical voting rights as the Series D Preferred Stock. The Series E Warrant is exercisable only upon, and to the extent of, the exercise of certain warrants to be issued to the existing holders of the Common Stock as described in Item 4 below.

                                  SCHEDULE 13D
CUSIP NO. 827054107                       PAGE 7 OF 11 PAGES

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is deleted in its entirety and replaced with the following:

     The shares owned by DDJ and the DDJ Affiliates, including B III, were purchased or otherwise acquired in pursuit of a specific investment objective established by the Investors in the Funds. DDJ Affiliates may continue to have the Funds purchase additional shares of the Company subject to factors, including, without limitation, the availability of shares for sale at a price that is, in their opinion, reasonable and attractive and other investment opportunities that may be available to the Funds.

     DDJ and the DDJ Affiliates intend to review continuously the equity position of the Funds in the Company. Depending upon further evaluation of business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money and stock market conditions, DDJ and the DDJ Affiliates may determine to make additional purchase of shares or to increase or decrease the interest in the Company by acquiring additional shares of the Company's Common Stock or by disposing of their shares.

     On November 24, 1999, the Company effected a financial restructuring (the "Restructuring") pursuant to a Restructuring Agreement (the "Restructuring Agreement") between the Company and B III whereby B III agreed, among other things, to convert a portion of the outstanding Senior Notes with an aggregate principal amount of $47.25 million (the "Original Notes") held by B III (the "Restructuring"). Pursuant to the Restructuring Agreement, B III exchanged $39.75 million of the Original Notes for Series D Preferred Stock, which stock will be convertible into an aggregate of 174,289,127 shares of Common Stock upon the approval and effectiveness of an amendment to the Company's Articles of Incorporation authorizing additional shares of Common Stock sufficient to permit such conversion.

     In connection with the Restructuring, the Company intends to conduct an exchange offer whereby the holders of the public common equity as of November 24, 1999 who elect to participate may exchange one share of Common Stock for a "unit" consisting of one share of Common Stock and a warrant to purchase 3.59662 shares (a "Public Warrant") of Common Stock. The exercise price of the Public Warrants will be at $0.1528 per share. The Common Stock issued upon exercise of the Public Warrants will represent approximately 13% of the outstanding Common Stock on a fully-diluted basis. In addition, the Public Warrants would only be exercisable after the first anniversary of issuance and would terminate four years from their issuance. The Public Warrants might terminate prior to their scheduled expiration if the

                                  SCHEDULE 13D
CUSIP NO. 827054107                       PAGE 8 OF 11 PAGES


Company's common stock trades on Nasdaq National Market or a national securities exchange at a price in excess of $0.2346 for a specified period of time.
Holders of the Public Warrants would have 180 days to exercise prior to such termination. The Company issued to B III the Series E Warrant in order to prevent material dilution of the Series D Preferred Stock as a result of the issuance of the Public Warrants. The Series E Warrant is exercisable only upon and to the extent of the exercise of the Public Warrants. The Shares of Series E Preferred Stock are non-voting; provided, however, that a holder of the Series E Preferred Stock will have the right to vote the number of shares of Common Stock into which all of such holder's shares of Series E Preferred Stock are convertible, as a class with the other holders of Common Stock and not as a separate class, only if such holder has first received all prior approvals required under applicable gaming laws for conversion of all of the shares of Series E Preferred Stock held by such holder and complied with any filing requirements prerequisite to such holder's conversion of all of the shares of Series E Preferred Stock held by such holder.

     The Company has allocated 38% of its equity (calculated prior to issuance of the Public Warrants), consisting of 116,190,084 shares of Common Stock, to be issued as incentive compensation to the employees. This management equity would not be fully issuable until the approval and effectiveness of an amendment to the Company's Articles of Incorporation increasing the authorized shares of Common Stock to an amount sufficient to permit such issuance as well as the issuance of the shares of Common Stock upon conversion of the Series D Preferred Stock and the Series E Preferred Stock. Of the 116,190,084 shares of Common Stock issuable as incentive compensation, 15,657,490 shares were issued to members of senior management on November 24, 1999. These shares represented a majority of the outstanding shares of Common Stock immediately following issuance.

     The Reporting Persons do not have any current intent to influence control over the business or operations of the Company or to seek the gaming approval to vote or to convert either the Series D Preferred Stock or the Series E Preferred Stock when, and if, issued pursuant to the Series E Warrant.

                                  SCHEDULE 13D
CUSIP NO. 827054107                       PAGE 9 OF 11 PAGES

ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Paragraph (a) in Item 5 is deleted in its entirety and amended as follows:

     (a) B III beneficially owns, and DDJ Capital III, LLC ("DDJ Capital III") and DDJ beneficially own as general partner and investment manager, respectively, of B III, 1,066,460 Shares (assuming exercise of the warrants to purchase 625,000 shares of Common Stock, see Item 3), or approximately 3.5% of the outstanding Shares of the Company. Accordingly, DDJ, as investment manager to the Funds may be deemed to beneficially own 1,066,460 Shares, or approximately 3.5% of the outstanding Shares of the Company.

     (b) B III owns 39,750 shares of Series D Preferred Stock and warrants to acquire 60,807.731 shares of Series E Convertible Preferred Stock (collectively, the "Preferred Shares"). These Preferred Shares may only be converted into Common Stock upon the approval and effectiveness of an amendment to the Company's Articles of Incorporation authorizing additional shares of Common Stock sufficient to permit such conversion. To comply with applicable gaming laws, if B III seeks to convert shares of Series D Preferred Stock that would, following such conversion, cause B III to own in excess of 4.9% of the outstanding Common Stock, such conversion requires 65 days notice to the Company. In addition, conversion of Series D Preferred Stock may require DDJ and B III to seek prior approval or make certain prior filings with certain state gaming authorities. Further, ownership of such shares of Common Stock may subject DDJ and B III to regulatory approval under applicable state gaming control laws. The Series D Preferred Stock is convertible into 174,289,127 shares of Common Stock and the Series E Preferred Stock is convertible into 60,807,731 shares of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER:

     Item 6 is amended by adding the following paragraph:

     On November 24, 1999, DDJ Capital Management, LLC on behalf of B III entered into the Restructuring Agreement and Warrant Agreement. Please see Item 4 above for a description of the terms of the agreements.

                                  SCHEDULE 13D
CUSIP NO. 827054107                      PAGE 10 OF 11 PAGES

     On November 24, 1999, B III entered into a Stockholders Agreement with the Company and certain existing stockholders of the Company pursuant to which (i) the Company granted B III the right to have shares of common stock acquired upon conversion of the Series D Preferred Stock, Series E Preferred Stock and outstanding warrants registered for resale under the Securities Act of 1933 and
(ii) such existing stockholders granted B III (A) the right, from and after May 24, 2002, to require such stockholders to participate in a sale of the Company and (B) the pro rata right to participate in sales (other than open market sales) of capital stock of the Company held by such existing stockholders.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit 1 - Restructuring Agreement dated as of November 24, 1999 by and between B III and the Company, a copy of which is incorporated by reference to
Exhibit 10-1 of the Company's current report on Form 8-K filed on December 6, 1999.

     Exhibit 2 - Warrant Agreement dated as of November 24, 1999 by and between B III and the Company, a copy of which is incorporated by reference to Exhibit
4.3 of the Company's current report on Form 8-K filed on December 6, 1999.

     Exhibit 3 - Stockholders Agreement dated as of November 24, 1999 by and among B III, the Company and certain other stockholders of the Company, a copy of which is incorporated by reference to Exhibit 10.7 of the Company's current report on Form 8-K filed on December 6, 1999.

                                  SCHEDULE 13D
CUSIP NO. 827054107                      PAGE 11 OF 11 PAGES


                                   Signature:
                                    =========


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DDJ CAPITAL MANAGEMENT, LLC



By:  /s/ Wendy Schnipper Clayton
     -------------------------------------
     Wendy Schnipper Clayton
     Attorney-in-Fact*

*Limited Power of Attorney filed with the SEC on July 15, 1998.